United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

PRESS RELEASE
Signatures

PRESS RELEASE

US GAAP

BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
MOVING AHEAD
Performance of Vale in 1Q10
Rio de Janeiro, May 5, 2010 – Vale S.A. (Vale) is reporting a solid performance in the first quarter of 2010 (1Q10). This reflects primarily our efforts to minimize costs and the strong recovery of the global demand for minerals and metals.
As a consequence of the structural changes in the global iron ore market, we have reached agreements, permanent or provisional, with all our iron ore clients around the globe to move existing contracts to index based prices1. The implementation of the new pricing system will begin to be reflected in our financial performance in 2Q10.
Our growth strategy encompasses a multilane road to sustainable value creation, entailing the development of a large and exciting pipeline of projects, strategic acquisitions of world-class assets and portfolio asset management, which is a very important option to optimize capital allocation and focus management attention.
We have taken a pro-active stance towards the optimization of our asset portfolio, entering into transactions involving mainly our aluminum assets, the acquisition of world-class Brazilian fertilizer assets, which gives Vale a strong regional operating base in one of the leading consumers in the globe, and Simandou, in West Africa, one of the best undeveloped iron ore deposits in the world, combining high quality with large scale. The availability of Carajás and Simandou allows us to have by far the best and the largest growth potential in the global iron ore industry.

www.vale.com
rio@vale.com
Investor Relations Departament
Roberto Castello Branco
Viktor Moszkowicz
Carla Albano Miller
Patricia Calazans
Samantha Pons
Theo Penedo
Tel: (5521) 3814-4540
The main highlights of Vale’s performance in 1Q10 were:
•	Operating revenue of US$ 6.8 billion in 1Q10, 4.7% more than the US$ 6.5 billion in 4Q09.
•	Operational income, as measured by adjusted EBIT(a) (earnings before interest and taxes), of US$ 2.1 billion in 1Q10, 86.9% above 4Q09.
•	Operational margin, as measured by adjusted EBIT margin, recovered to 31.2%, from 17.4% in 4Q09.
•	Cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization), rose to US$ 2.9 billion in 1Q10 from US$ 2.1 billion in 4Q09.
•	Net earnings of US$ 1.6 billion, equal to US$ 0.30 per share on a fully diluted basis, against US$ 1.5 billion in 4Q09.
•	Investments reached US$ 2.2 billion, with US$ 1.7 billion spent in organic growth and maintenance capex.

[1]	On the new iron ore pricing system please see the box “Iron ore pricing: towards a more efficient market”, on page 8.

1Q10

US GAAP
•	Acquisitions: we entered into agreements to acquire fertilizer assets in Brazil and iron ore assets in West Africa, involving US$ 8.2 billion, to be disbursed from 2Q10 onwards.
•	The first tranche of the minimum dividend for 2010, equal to US$ 1.25 billion or US$ 0.24 per share, was paid on April 30.
•	Strong financial position, supported by large cash holdings of US$ 11.1 billion, availability of significant medium and long-term credit lines and a low-risk debt portfolio.

Table 1 — SELECTED FINANCIAL INDICATORS

US$ million	1Q09	4Q09	1Q10%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Operating revenues	5,421	6,541	6,848	26.3	4.7
Adjusted EBIT	1,685	1,103	2,062	22.4	86.9
Adjusted EBIT margin (%)	31.6	17.4	31.2	—	—
Adjusted EBITDA	2,281	2,145	2,855	25.2	33.1
Net earnings	1,363	1,519	1,604	17.7	5.6
Earnings per share fully diluted basis(US$/share)	0.26	0.28	0.30	—	—
Total debt/ adjusted LTM EBITDA (x)	1.05	2.50	2.42	—	—
Capex (excluding acquisitions)	1,714	3,049	2,158	25.9	(29.2)
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Alunorte, Albras, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Urucum Mineração S.A., Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International and Vale Overseas.
1Q10

US GAAP	1Q10
INDEX

MOVING AHEAD	1

Table 1 — SELECTED FINANCIAL INDICATORS	2

BUSINESS OUTLOOK	4

BOX — IRON ORE PRICING: TOWARDS A MORE EFFICIENT MARKET	7

REVENUES	9

Table 2 — GROSS REVENUE BY PRODUCT	9

Table 3 — GROSS REVENUE BY DESTINATION	10

COSTS	10

Table 4 — COST OF GOODS SOLD	12

OPERATING INCOME	12

NET EARNINGS	13

CASH GENERATION	14

Table 5 — ADJUSTED EBITDA BY BUSINESS AREA	14

Table 6 — QUARTERLY ADJUSTED EBITDA	14

DEBT INDICATORS	14

Table 7 — DEBT INDICATORS	15

INVESTMENTS	15

Table 8 — TOTAL INVESTMENT BY CATEGORY	16

Table 9 — TOTAL INVESTMENT BY BUSINESS AREA	16

PERFORMANCE OF THE BUSINESS SEGMENTS	19

Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE	20

Table 11 — NON FERROUS MINERALS BUSINESS PERFORMANCE	22

Table 12 — COAL BUSINESS PERFORMANCE	23

Table 13 — LOGISTCS SERVICES BUSINESS PERFORMANCE	24

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	25

CONFERENCE CALL AND WEBCAST	25

BOX — IFRS RECONCILIATION WITH USGAAP	26

ANNEX 1 — FINANCIAL STATEMENTS	27

Table 14 — INCOME STATEMENTS	27

Table 15 — FINANCIAL RESULT	27

Table 16 — EQUITY INCOME BY BUSINESS SEGMENT	27

Table 17 — BALANCE SHEET	28

Table 18 — CASH FLOW	29

ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS	30

Table 19 — VOLUMES SOLD: MINERALS AND METALS	30

Table 20 — AVERAGE SALE PRICE	30

Table 21 — ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT	30

Table 22 — ADJUSTED EBITDA BY BUSINESS SEGMENT	30

ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	32

US GAAP	1Q10
• BUSINESS OUTLOOK
As the global economic recovery is completing its first year in 2Q10, we expect the synchronized above-trend growth to continue over the next quarters. Two factors underlying the stronger than expected recovery — financial conditions and the inventory cycle — will continue to sustain growth during the near future while the monetary and fiscal stimuli will gradually diminish.
Debt and equity markets staged a comeback with asset prices and transactions rising, and spreads gradually narrowing, capital flows to emerging economies resurged and credit is expanding in many countries, thus generating a positive feedback loop on the real economy. Even in the US, where credit supply remained retrenched for a long time, conditions are starting to ease, albeit slowly, benefiting small and medium sized companies.
More recently, sovereign risk premia for small highly indebted European economies have been rising, reflecting concerns of default. Nevertheless, the potential for a disruption stemming from an eventual debt default by one of these countries is very limited compared to a failure of a large bank, since they lack the high degree of complex and widespread interconnections with financial markets such as those possessed by global financial institutions. Moreover, those sovereign problems are now beginning to be addressed in the context of an adjustment program supported by the European Union, the European Central Bank (ECB) and the IMF, thus mitigating the risks of negative spillovers. Conditionalities attached will determine the sustainability of such program.
A manufacturing boom is underway, giving rise to a strong demand for minerals and metals. Global industrial production has been growing at high rates since mid-2009 and the last reading of the global manufacturing PMI for April 2010 displayed its highest level since May 2004, when the global economy was expanding at a pace above 5% per year. It shows not only very rapid output expansion but indicates that it will continue to take place in the near future. Highlighting this expansionary environment, global vehicle production — intensive in the consumption of steel, base metals and PGMs – is bouncing back after a sharp fall in 2008 and 2009, and is likely to return to the peak levels of 2007.
After several quarters of running down inventories, when production lagged behind the pace of increase in final sales and inventories/sales ratios have declined continuously, there are signals that companies are starting to rebuild inventories. With the restocking cycle just beginning, it is ultimately a harbinger of the continuation of the strong global demand expansion for minerals and metals.
As the manufacturing boom matures, job creation and a rebound of investment are starting to follow, enhancing the fundamentals of a healthy recovery.
Employment is growing, strengthening consumer confidence and contributing to a final sales increase. In the US, the epicenter of the financial crisis, recent data are unveiling improvements in labor market conditions, with the commencement of a hiring trend, suggesting that the peak level of unemployment is well behind.
Reflecting strong business confidence, capital spending, usually the last leg of a cyclical recovery, is booming as suggested by the substantial increase of shipments from the three main producers/exporters of capital goods, the US, Germany and Japan. A strong demand for investment is arising not only from emerging economies, which are expanding production capacity, but also from developed economies, which, despite the existence of idle capacity, have an increasing need to spend in sustaining capex, given the sharp cuts during late 2008 and for the greater part of last year.
Confirming the broad historical regularity of deep recessions usually followed by steep recoveries, the US economy is recovering stronger than expected and faster than Japan and Europe, producing, among other effects, significant positive spillovers to the Canadian and Mexican economies. We expect this trend to go on for the remainder of the year, driven by the rebound in private sector investment and consumer spending.
Market flexibility, the strong balance sheet of non-financial companies, the surge in labor productivity and the early steps taken by the Federal Reserve Bank (Fed) to counteract the recession are proving to have been instrumental for the strength of the recovery.

US GAAP	1Q10
Although the Eurozone and the UK economies were hit harder in the global recession than the US, their recoveries have so far been minimal. There are some reasons to expect that the growth pace in Europe, in particular in the Eurozone, will be sluggish.
The fact that the ECB was still tightening monetary policy in July 2008 while the Fed was already in a loosening cycle, has contributed to make the recovery in Europe fall behind the US, given the long lags involved in the monetary policy effects on economic activity. At the same time, the rigidity of labor and product markets always makes cyclical recoveries in the Eurozone less buoyant than in the US, another element that contributes to de-synchronize the US and European recoveries.
Moreover, there are structural problems in achieving the adjustments needed for economic recovery. Within the Eurozone, nominal exchange rates are fixed by the common currency, the Euro. However, there are some countries that have overvalued real exchange rates relative to the area as a whole, thus facing a difficult process of relative domestic cost deflation to regain competitiveness. Due to several factors, growth potential has been losing steam in the Eurozone over the last decades and in this expansion cycle is expected to remain well below the long-term growth trend for the US economy.
Japan’s recovery has been helped by the good performance of exports driven by the powerful resurgence of world trade, in particular the vigorous expansion of its Asian trading partners. The response of its industrial production to external demand has been strong, growing at two-digit annual rates since 2Q09. However, the spillover to private domestic demand has so far been limited, although more recently consumer confidence has improved and final sales are increasing. Capital spending is also expected to bounce back in light of the current depressed levels.
Brazil has been able to sustain a strong recovery, supported by FDI and portfolio investment inflows, credit expansion and gains in terms of trade. Domestic demand is expanding vigorously, in particular capital spending.
Terms of trade gains, produced by commodity price rises and more recently by the higher iron ore prices, are contributing to foster fixed capital formation, which, as mentioned, is increasing at high rates. During the last cycle, between 2002 and 2008, simultaneously to terms of trade gains and real exchange rate appreciation, the pace of manufacturing output growth held steady above the GDP rate of expansion, supported by productivity increases primarily caused by investment in modern imported equipment.
Despite the less accommodative monetary policy, we expect GDP expansion to continue, albeit at a more moderate pace and converging to Brazil’s long-term growth trend.
Recent experience has demonstrated once again that China can achieve fast growth through domestic expansion. Since 2Q09, GDP has expanded on a seasonally adjusted basis at an estimated annual rate of 12.2%, and data for 1Q10 show that consumption contributed with 52% of the expansion of aggregate demand, its highest contribution since 1993. Although we expect a more moderate pace of expansion to follow, the Chinese economy tends to stay on a high-growth path on the basis of rising domestic demand, fueled by both investment and consumer spending.
The rapid recovery of China’s economy has raised concerns that excessive lending is leading to excess capacity and/or to a property bubble.
As a matter of fact, the adoption of an easy credit policy resulted in a massive increase in bank lending in the first half of 2009. However, the authorities initiated steps to slow lending growth as early as mid-2009 through the reinstatement of mandatory lending quotas, hikes in required reserve ratios and higher bank equity requirements. After a spike in January 2010, banking lending activity has moderated significantly. Actually, the supply of new loans did not slow down, but there was an interesting shift in its composition, with sharply curtailed short-term financing being more than offset by the increase in medium and long-term loans.
The stimulus package of November 2008 had a substantial consumption component — resulting as we saw in a sharp rise of its contribution to growth to 52% from a past average of 40% — and focused on investment in infrastructure rather than expanding capacity in industries such as steel, which tends to contribute to generate productivity gains and to the sustainability of long-term growth.

US GAAP	1Q10
In a high-growth, high-investment economy like China’s, some sectors tend to have temporary excess capacity. However, differently from a low-growth mature economy, this is usually absorbed in a short-time span. For instance, in 2009 the soaring apparent steel consumption in China is likely to have absorbed the hypothetical excess production capacity of its carbon steel industry.
Chinese consumption of steel per GDP is relatively high, and it is also highly sensitive to industrial production and income growth. On the other hand, consumption per capita is still low, being less than 50% of the peak levels reached in the past by developed economies and other Asian economies. This means that there is a lot of room for increase and, as a matter of fact, as China is in the midst of the largest urbanization process in world history and is investing a massive amount of resources in infrastructure and housing to deal with the migration flows, there is still a great potential for steel consumption growth.
Following the disclosure of the data flow on 1Q10 macroeconomic performance, the State Council of China issued several measures to cool the property market whereas it reiterated existing policies to substantially increase the supply of new housing, especially in the low-end market.
The measures are aimed at curbing property speculation and affect the demand for investment in second and additional residential property rather than increasing costs for developers from the supply side. The central government asked local governments to increase land supply, while it is increasing the supply of public housing by accelerating construction plans and the distribution of subsidies.
Therefore, there is a wide difference between the measures taken in 2007 and now. In the past, credit in general was restricted and more specifically lending to developers was significantly curtailed, leading to a slowdown in the property sector in 2H08. This time the Chinese government has placed a greater emphasis on increasing the supply of housing, and is not imposing major restrictions on lending to developers.
Demand from end-users is expected to remain strong, underpinned by high income growth and continued urbanization. Additionally, the priority of the Chinese government on public housing contributes to offset the potential slowdown in the high-end of the property market, thereby neutralizing its negative impact on steel consumption.
Asset price bubbles are caused by investment booms fueled by excessive financial leverage. That is not the case of China. If eventually there is a housing price correction in the high-end of the property market the negative impact on economic activity will tend to be very limited, given that the low leverage of Chinese households and companies minimizes the probability of default.
The global economic recovery set in motion a substantial expansion in steel consumption. Steel prices have been rising – from trough to peak prices of billets traded on the LME increased by 135.7% — and global crude steel output returned in March 2010 to the all-time high level of June 2008, at 1.4 billion metric tons, on a seasonally annualized basis. Reflecting the strong demand pressure, the market for iron ore has been very tight, with rising spot prices and a decreasing stock/consumption ratio in China, despite the price stimulus to local high-cost producers.
There is very limited additional supply expected to come on stream this year and in 2011. Vale returned to full capacity operation both in iron ore mining and pellet production and our low-cost high-quality Carajás Additional 20 Mtpy started up at the end of March. However, it will have a minimal impact on Vale’s supply of iron ore in 2010, as it will be chiefly dedicated to offsetting some losses in our production capacity.
Going forward, we expect the iron ore market to remain tight for an extended period of time.
After falling for three years in a row, global stainless steel output is rebounding strongly, growing at an annual seasonally adjusted rate of 34.3% in 1Q10, when it reached the highest level — at 7.7 Mt — since the quarterly peak achieved in 4Q06, of 7.8 Mt. Simultaneously, the demand for nickel for non-stainless steel applications continues to recover, driven by various industries, mainly aerospace, oil and gas, automotive and batteries.
Given the strong demand in the face of a tight market for scrap, nickel inventories have been declining and prices increasing since early February 2010. In response to higher prices — which had surpassed the level of US$ 11 per pound by the end of March and are currently hovering around US$ 12 — there are indications that nickel pig iron ore production in China is expanding significantly.
We have been taking steps to resume production at the Sudbury and Voisey’s Bay operations, both shut down due to the labor strike since 3Q09. As already announced, up to now we have managed to partially re-start operations in both sites.
We continue to foresee a very promising scenario for the metals and mining industry in the short as well as in the long-term. Guided by this view we have been pursuing our growth strategy, prioritizing organic growth but employing acquisitions and portfolio management as additional sources of shareholder value maximization.

US GAAP	1Q10
• IRON ORE PRICING: TOWARDS A MORE EFFICIENT MARKET
We have reached agreements, permanent or provisional, with all our iron ore clients around the globe — involving 100% of the sales volumes under contracts — to move existing contracts to index based prices.
Although large recessions, such as the one the world economy endured in 2008/2009, are cyclical events, they have the potential to trigger and/or to accelerate changes with deep long-term implications.
During the last decades of the twentieth century, the iron ore industry faced sluggish growth and sizable idle capacity. From 1980 to 1999, economic growth slowed as global GDP increased at an annual average rate of 3.0%, and was driven by mature developed economies. Emerging market economies underperformed advanced economies as they underwent persistent high inflation and several debt and foreign exchange crises.
In this scenario, demand for steel remained weak, and iron ore seaborne trade expanded at only 1.8% per annum.
Since the late nineties a dramatic change started to take place. Emerging economies, those which are involved in structural changes and consequently large metals-intensive expansion in manufacturing, housing and infrastructure, took the lead on a rapid global economic growth path. In particular, China, a high-growth economy, acquired the critical mass to promote significant changes in the global demand for minerals and metals.
The new global growth pattern produced a major change in the dynamics of the iron ore market. Reflecting the structural change in the demand for metals, iron ore seaborne trade grew by an annual average rate of 7.7% — well above the pace of 4.0% per annum for global GDP growth — and China’s share increased to 68% in 2009 from only 2.5% in 1985 and 12% in 1999.
Transactions on a cost and freight basis increased and a spot market for iron ore developed, expanding continuously and reaching an estimated share of 40% of global seaborne trade in 2009. It now stands at about US$ 40 billion, twice the size of the global nickel market.
Differently from the past, in a fast growth environment the old benchmark price system, based on annual bilateral negotiations, has shown that it no longer serves the best interests of both steelmakers and mining companies.
Market determined prices tend to reflect the flow of information into the marketplace, possessing the capacity to promote very rapid market rebalancing and issuing continuous important signals for the decision-making process of market participants. In sharp contrast, bilaterally negotiated prices remain muted for a long time and are not able to accommodate the dynamics of supply and demand behavior.
Price flexibility tends to facilitate and thus to enhance healthy business relationships. In contrast, in the presence of fast changing market conditions price rigidity embedded in the benchmark system contributes to undermine these relationships as conflict becomes an alternative for solving problems arising from different views.
Protracted price negotiations made price discovery too costly, as it monopolized the efforts of groups of executives from both steel and mining for several months, which otherwise could be focused on other important business issues.
The coexistence of two price systems, spot and benchmark pricing, gave rise to serious distortions, epitomized by large systematic price differentials between the two markets and the pricing of low-quality products above the levels for high value-in-use iron ores. These distortions created disincentives to investment, and stimulated inefficiency and financial speculation, which in the long run are detrimental to both steelmakers and miners.
From a capital markets standpoint, the natural non-transparency of bilateral negotiations became a source of rumors and speculation, hence giving rise to abnormal equity price volatility, in another negative outcome for the shareholders of steel and mining companies.

US GAAP	1Q10
The great recession of 2008/2009 evidenced the flaws of the benchmark price system as very clearly it was unable to deal with the sudden changes caused by the powerful demand shock stemming from the financial crisis. In the past, similar drivers were the trigger to make base metals and oil markets move from bilaterally fixed prices to market based pricing.
It became clear that it was time to change iron ore pricing.
The new system, as agreed with our clients, smooth the natural daily spot price volatility as it establishes a quarterly iron ore price based on a three-month average of price indices for the period ending one month before the onset of the new quarter. While retaining flexibility, the system allows steel companies to know beforehand the price to be paid in the following quarter, thus facilitating cost control and inventory management.
Consistent with the requirements of a modern economy, the price system proposed by Vale minimizes the cost of price discovery, eliminating one important source of inefficiency.
One of the key features of a price system is the ability to recognize product quality differences. More valuable products must command a price premium over the price of more basic products in order to deliver the right signals to the marketplace. Similarly to what is already practiced by the spot market, the new system recognizes at least partially the superior value-in-use of iron ores, through a price premium for higher iron content. Accordingly, lump ores, blast furnace and direct reduction pellets will earn price premia over the price for iron ore fines.
As prices are based on a landed equivalent basis, they will recognize also differences in geographical distance to our operations. In this respect, Vale is building a low-cost portfolio of maritime freight, entailing among other things the launch of a new and more efficient class of ore carriers, the so called VLOCs or Chinamax vessels, in order to reduce the level of freight prices and to mitigate freight price volatility to clients.
Last but not least, transparency, one of our most highly valued principles, will prevail. Prices are based on indices, which are easily accessed on a daily basis, contributing to eliminate a source of equity price volatility for steel and mining companies.
The introduction of a new pricing regime is part of the structural changes in the iron ore market unleashed by the economic development of emerging economies, which is releasing from poverty hundreds of millions of people around the world.
Our proposal has several major advantages over the annual price negotiations. It produces significant efficiency gains, saving costs and providing the right stimulus to investment, brings flexibility with cost predictability, and enhances transparency. We strongly believe that it will be mutually beneficial to steel and mining companies, boosting their contribution to global economic and social prosperity.

US GAAP	1Q10
• REVENUES
In the first quarter of 2010, our operating revenues totaled US$ 6.848 billion, with an increase of 4.7% from the level of US$ 6.541 billion in 4Q09. Higher sales prices produced a positive effect of US$ 775 million on operating revenues, which was partially offset by the negative impact of lower volumes of US$ 468 million.
The strike in two of the Canadian nickel operations, the rainy season in the Southern Hemisphere and operational problems at iron ore maritime terminals contributed to hinder the performance of shipments.
Revenues generated from the sales of ferrous minerals accounted for 69.0% of 1Q10 operating revenues, thus returning to the levels prevailing in early 2006. Non-ferrous minerals contributed 23.9% to the revenues, logistics services 4.5%, coal 1.8% and other products 0.8%.
Sales to Asia represented 51.6% of total revenues, while sales to the Americas accounted for 25.2%, to Europe 19.8% and the rest of the world 3.3%.
Table 2 — OPERATING REVENUE BREAKDOWN

US$ million	1Q09%		4Q09%		1Q10%
Ferrous minerals	3,505	64.7	4,154	63.5	4,722	69.0
Iron ore	3,129	57.7	3,458	52.9	3,748	54.7
Pellets	269	5.0	476	7.3	769	11.2
Manganese ore	15	0.3	64	1.0	58	0.8
Ferroalloys	77	1.4	114	1.7	131	1.9
Pellet plant operation services	4	0.1	7	0.1	5	0.1
Others	11	0.2	36	0.6	11	0.2
Non-ferrous minerals	1,515	27.9	1,847	28.2	1,635	23.9
Nickel	639	11.8	741	11.3	687	10.0
Copper	236	4.4	328	5.0	227	3.3
Kaolin	39	0.7	48	0.7	44	0.6
Potash	65	1.2	108	1.7	65	0.9
PGMs	53	1.0	1	—	1	—
Precious metals	29	0.5	3	—	8	0.1
Cobalt	13	0.2	6	0.1	5	0.1
Aluminum	194	3.6	261	4.0	262	3.8
Alumina	245	4.5	347	5.3	331	4.8
Bauxite	2	—	4	0.1	6	0.1
Coal	134	2.5	137	2.1	127	1.8
Logistics services	199	3.7	304	4.6	311	4.5
Railroads	157	2.9	218	3.3	236	3.4
Ports	42	0.8	86	1.3	75	1.1
Others	68	1.3	99	1.5	53	0.8
Total	5,421	100.0	6,541	100.0	6,848	100.0

US GAAP	1Q10
Table 3 — OPERATING REVENUE BY DESTINATION

US$ million	1Q09%		4Q09%		1Q10%
North America	434	8.0	345	5.3	348	5.1
USA	220	4.1	161	2.5	135	2.0
Canada	214	3.9	165	2.5	207	3.0
Others	—	—	19	0.3	7	0.1
South America	645	11.9	1,298	19.8	1,378	20.1
Brazil	611	11.3	1,174	18.0	1,258	18.4
Others	34	0.6	124	1.9	120	1.8
Asia	3,434	63.3	3,362	51.4	3,536	51.6
China	2,423	44.7	1,987	30.4	2,160	31.5
Japan	484	8.9	876	13.4	832	12.2
South Korea	254	4.7	203	3.1	232	3.4
Taiwan	133	2.5	163	2.5	178	2.6
Others	139	2.6	133	2.0	133	1.9
Europe	814	15.0	1,335	20.4	1,357	19.8
Germany	207	3.8	457	7.0	424	6.2
Belgium	73	1.3	104	1.6	33	0.5
France	39	0.7	127	1.9	81	1.2
UK	176	3.3	83	1.3	140	2.0
Italy	77	1.4	146	2.2	138	2.0
Others	242	4.5	418	6.4	541	7.9
Rest of the World	95	1.7	201	3.1	229	3.3
Total	5,421	100.0	6,541	100.0	6,848	100.0
• COSTS
Cost of goods sold (COGS) totaled US$ 3.539 billion in 1Q10, showing a 11.4% decrease relatively to 4Q09, at US$ 3.995 billion.
The performance of COGS reflects our efforts to shift the costs downwards. Savings of US$ 265 million, representing 58.1% of the cost decrease on a quarter-on-quarter basis, were due to cost cutting efforts. In addition, the better performance of COGS was determined by the appreciation of the US dollar against the Brazilian real2, US$ 93 million, and by the effect of lower shipments, US$ 98 million.
In 1Q10, the cost of materials accounted for 17.8% of COGS, being its largest contributor. These expenses amounted to US$ 629 million, against US$ 709 million in 4Q09. Lower input prices, lower sales volumes and currency price changes contributed to decrease costs by US$ 28 million, US$ 32 million and US$ 20 million, respectively.
The main materials items were: spare parts and maintenance equipment, US$ 281 million (vs. US$ 325 million in 4Q09), inputs, US$ 188 million (vs. US$ 240 million in 4Q09), and tires and conveyor belts, US$ 57 million (vs. US$ 44 million in 4Q09).
Expenses with energy consumption reached US$ 617 million, accounting for 17.4% of COGS. These expenses showed a reduction of US$ 38 million compared to 4Q09.

[2]
COGS currency exposure in 1Q10 was made up as follows: 72% in Brazilian reais, 6% in Canadian dollars, 17% in US dollars, 2% in Indonesian rupiah and 2% in other currencies. The temporary shutdown of a large part of our Canadian operations continued to contribute to a fall in the share of our costs denominated in Canadian dollars to 5-10% from the historical 20-25% range. In 1Q10 the US$ dollar appreciated against the Brazilian real but depreciated against the Canadian dollar and the Indonesian rupiah.

US GAAP	1Q10
Fuel and gases costs reached US$ 387 million, similar to the levels of 4Q09. The increase of US$ 12 million due to higher fuel and gases prices was more than offset by reductions of US$ 11 million related to the appreciation of the US dollar and US$ 4 million to the lower level of our activities.
The cost of electricity was US$ 230 million against US$ 266 million in 4Q09, implying a 13.5% quarter-on-quarter reduction, caused by lower average tariffs (US$ 26 million), currency price changes (US$ 6 million), and sales volumes (US$ 4 million).
Costs for outsourced services, making up 15.1% of COGS, totaled US$ 534 million in 1Q10, compared to US$ 732 million in 4Q09. In addition to the effects of lower sales volumes (US$ 43 million) and the US dollar appreciation (US$ 19 million), there was a reduction of US$ 136 million in spending with outsourced operational and maintenance services, which had surged in 4Q09 due to the preparation for return to full capacity operation in iron ore mining and pellet production.
The main outsourced services were: (a) cargo freight, which accounted for US$ 165 million (vs. US$ 184 million in 4Q09); (b) operational services, US$ 129 million (vs. US$ 250 million in 4Q09), which includes US$ 58 million for ore and waste removal; and (c) maintenance of equipment and facilities, US$ 127 million (vs. US$ 153 million in 4Q09).
Expenses with railroad freight decreased to US$ 114 million from US$ 138 million in 4Q09, due to lower iron ore shipments from the Southern System mines. Differently than the Northern and Southeastern Systems where Vale owns and operates an integrated mine-railroad-port structure, in the Southern System iron ore and pellets are carried to our wholly-owned and operated maritime terminals of Guaíba Island and Itaguaí by MRS, a non-consolidated affiliated logistics company. On the other hand, in 1Q10 MRS contributed US$ 13 million to our net earnings via equity income.
Costs with maritime freight services — mainly involving the shipping of bauxite from Trombetas to Barcarena — totaled US$ 29 million and expenses with truck transportation services amounted to US$ 21 million. It is worthwhile noting that these costs do not include freight expenses with iron ore shipping to Asia on a CFR basis, which in accordance with accounting practices are deducted from gross revenues.
Personnel expenses reached US$ 424 million, representing 12.0% of COGS. The decrease of US$ 126 million on a quarter-on-quarter basis reflected the effect of one-off events in 4Q09 (US$ 77 million), lower sales volume (US$ 38 million) and exchange rate changes (US$ 11 million).
The cost of purchasing products from third parties amounted to US$ 302 million — 8.5% of COGS — against US$ 238 million in 4Q09.
The cost of purchasing iron ore and pellets was US$ 121 million, against US$ 75 million in 4Q09. The volume of iron ore bought from smaller miners came to 937,000 metric tons in 1Q10, compared with 1.2 Mt in 4Q09. The acquisition of pellets from joint ventures amounted to 765,000 metric tons in this quarter — against 740,000 in 4Q09.
The purchase of nickel products reached US$ 91 million, against US$ 78 million in 4Q09. Given the effect of the labor strike in Sudbury and Voisey Bay in our production and the lack of inventories, we continued to increase the purchases of both intermediate and finished nickel products to meet contractual obligations with clients.
Purchases of aluminum products totaled US$ 19 million in 1Q10, against US$ 22 million in 4Q09, involving ingots and scrap used as inputs to feed the production of billets for extrusion by our wholly-owned subsidiary Valesul Alumínio S.A. (Valesul). In January 2010, Valesul entered into an agreement to sell its aluminum assets and as a result of this transaction the purchases of ingots and scrap ceased after April 30, 2010.
Costs with shared services, which reflect the cost of our shared services organization to provide services to the company, reached US$ 61 million, decreasing 13.2% over the 4Q09 level of US$ 70 million. The reduction was caused by lower input prices and the appreciation of the US dollar against the Brazilian real.

US GAAP	1Q10
Other operational costs reached US$ 339 million, compared to US$ 402 million in 4Q09. Among other items, the main sources of this change were the provision for profit sharing and the impacts of the appreciation of the US dollar against the Brazilian real.
In 1Q10, demurrage costs — fines paid for delays in loading ships at our maritime terminals — reduced to US$ 19 million, equivalent to US$ 0.33 per metric ton of iron ore shipped, against US$ 40 million in the previous quarter, or US$ 0.68 per metric ton.
Depreciation and amortization — 17.9% of COGS — amounted to US$ 633 million, against US$ 639 million in 4Q09.
Sales, general and administrative expenses (SG&A) came to US$ 293 million, against US$ 378 million in 4Q09. The lower SG&A expenses are mainly explained by a reduction in discretionary spending and personnel costs and the adjustment of copper under the MAMA pricing system for copper concentrates.
Research and development (R&D) expenses, which reflect our investment to create long-term growth platforms, amounted to US$ 172 million3 in the quarter, compared to US$ 296 million invested in 4Q09.
Other operational expenses reached US$ 538 million, against US$ 561 million in 4Q09.
Expenses related to idle capacity and stoppage of operations totaled US$ 210 million against US$ 245 million in 4Q09. US$ 205 million of the 1Q10 expenses were due to the idling of two of our Canadian nickel operations, compared to US$ 236 million in 4Q09. The restart of the São Luis and Fabrica pellet plants and partial resumption of operations at Sudbury and Voisey Bay were the main factors underlying the US$ 35 million drop in those expenses.
Table 4 — COGS BREAKDOWN

US$ million	1Q09%		4Q09%		1Q10%
Outsourced services	424	14.6	732	18.3	534	15.1
Material	560	19.3	709	17.7	629	17.8
Energy	409	14.1	655	16.4	617	17.4
Fuel and gases	238	8.2	389	9.7	387	10.9
Electric energy	171	5.9	266	6.7	230	6.5
Acquisition of products	200	6.9	238	6.0	302	8.5
Iron ore and pellets	43	1.5	75	1.9	121	3.4
Aluminum products	71	2.4	68	1.7	69	1.9
Nickel products	83	2.9	78	2.0	91	2.6
Other products	3	0.1	17	0.4	21	0.6
Personnel	443	15.3	550	13.8	424	12.0
Depreciation and exhaustion	523	18.0	639	16.0	633	17.9
Shared services	58	2.0	70	1.8	61	1.7
Others	283	9.8	402	10.1	339	9.6
Total	2,900	100.0	3,995	100.0	3,539	100.0
• OPERATING INCOME
Our operating income, as measured by adjusted EBIT, staged a significant improvement, achieving US$ 2.062 billion, thus showing a 86.9% quarter-on-quarter increase.
The increase of US$ 959 million in our quarterly adjusted EBIT was due to the positive impact of operating revenues, driven by price increases (US$ 271 million), lower COGS (US$ 456 million) and lower expenses (US$ 232 million).
The adjusted EBIT margin recovered from the low level of 4Q09, rising to 31.2%, due to higher prices and lower costs.

[3]
This is an accounting figure. In the Investment section of this press release, we disclose a figure of US$ 185 million for research & development, computed in accordance with financial disbursements in 1Q10.

US GAAP	1Q10
• NET EARNINGS
Net earnings reached US$ 1.604 billion in 1Q10, up 5.6% compared to US$ 1.519 billion in the previous quarter. Earnings per share, on a fully diluted basis, were US$ 0.30 against US$ 0.28 in 4Q09.
Simultaneously to its increase, there was an improvement in earnings quality. While in 4Q09 operating income represented 73% of net earnings, in 1Q10 it rose to 129%, as the financial result, which in a large extent reflects the effect of non-cash charges, contributed to reduce net earnings by US$ 677 million.
Financial revenues totaled US$ 48 million in 1Q10, coming down 26.2% versus the level of US$ 65 million in 4Q09. Financial expenses reached US$ 465 million, 15.1% lower than in the previous quarter.
Due to the higher prices of our shares, the mark-to-market of shareholders’ debentures led to a US$ 88 million non-cash negative charge.
The net effect of fair value accounting of transactions with derivatives resulted in an accounting loss of US$ 230 million, against a gain of US$ 296 million in 4Q09. However, the negative cash flow impact of these transactions was only US$ 13 million in 1Q10.
The mark-to-market of currency and interest rate swaps, structured mainly to convert the BRL-denominated debt into US dollars to protect our cash flow from currency price volatility, caused a non-cash negative effect of US$ 50 million, whereas it produced a positive cash impact of US$ 29 million.
The fair value accounting of derivative instruments linked to nickel prices used to mitigate the cash flow volatility produced a negative non-cash charge against net earnings of US$ 147 million in 1Q10. The negative impact on our cash flow was US$ 13 million.
In the case of derivative transactions related to bunker oil and freight — structured to minimize the volatility of Brazil-Asia maritime freight costs — there was a non-cash negative impact of US$ 9 million and a positive cash flow effect of US$ 23 million.
Given that the Brazilian currency is our functional currency, the variation of the Brazilian real/US dollar exchange rate produced in 1Q10 a negative impact in the exchange rate and monetary variation of US$ 30 million, compared to a gain of US$ 17 million accrued in 4Q09.
In 1Q10 there were non-cash losses of US$ 145 million stemming from the discontinuation of our kaolin assets. As previously announced, we are taking steps to sell our kaolin assets as part of our asset portfolio management.
Equity income amounted to US$ 96 million, above the US$ 71 million obtained in 4Q09. The non-consolidated affiliates in the ferrous minerals business contributed with US$ 58 million, coal with US$ 18 million, logistics with US$ 12 million, steel with US$ 2 million and non-ferrous minerals with US$ 6 million.
Individually, the greatest contributors to equity income were Samarco (US$ 44 million), Longyu (US$ 20 million) and MRS (US$ 13 million).

US GAAP	1Q10
• CASH GENERATION
Cash generation, as measured by the adjusted EBITDA, reached US$ 2.855 billion in 1Q10, being 33.1% higher than the US$ 2.145 billion for 4Q09. The US$ 710 million increase was chiefly due to better performance of operating income, which added US$ 959 million to the adjusted EBITDA. Dividends received from non-consolidated affiliates declined by US$193 million, reducing cash generation.
In the last twelve-month period ended March, 31, 2010, adjusted EBITDA reached US$ 9.739 billion.
The ferrous minerals business decreased its share in Vale’s total adjusted EBITDA to 94.1% from 97.9% in 4Q09. The non-ferrous minerals business was responsible for 10.5% of the total, while logistics accounted for 2.1%. R&D expenditures reduced adjusted EBITDA by 6.0%, while coal and other businesses contributed to reduce it by 0.7%.
Table 5 — QUARTERLY ADJUSTED EBITDA

US$ million	1Q09	4Q09	1Q10
Net operating revenues	5,324	6,333	6,604
COGS	(2,900)	(3,995)	(3,539)
SG&A	(233)	(378)	(293)
Research and development	(189)	(296)	(172)
Other operational expenses	(317)	(561)	(538)
Adjusted EBIT	1,685	1,103	2,062
Depreciation, amortization & exhaustion	559	799	743
Dividends received	37	243	50
Adjusted EBITDA	2,281	2,145	2,855
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	1Q09	4Q09	1Q10
Ferrous minerals	2,212	2,101	2,687
Non-ferrous minerals	155	338	299
Logistics	29	57	60
Coal	43	(28)	(27)
Others	(158)	(323)	(164)
Total	2,281	2,145	2,855
• DEBT INDICATORS
As of March 31, 2009, total debt was US$ 23.569 billion, with an average maturity of 9.0 years and an average cost of 5.33% per annum, with net debt(c) at US$ 12.433 billion. Cash holdings remained at a high level, reaching US$ 11.136 billion.
We announced in January 2010 the early redemption of all outstanding export receivables securitization notes issued in September 2000 and July 2003. The outstanding principal amounts were US$ 27.5 million for the September 2000@8.926% per annum notes due in 2010 and US$ 122.5 million for the July 2003@4.43% per annum notes due in 2013, involving total debt redemption of US$ 150 million.
One of the important points of our financial strategy is the diversification of sources and instruments of fund raising. Accordingly, in March 2010 we issued € 750 million 8-year notes due in March 2018, with a coupon rate of 4.375% per annum, payable annually.
The transaction, which was Vale’s debut in the Euro debt market, was ten times oversubscribed and the notes were priced at a spread of 140 basis points over € mid-swap, or a spread of 160.3 basis points over the German Bund, a yield to maturity of 4.441% per annum. Since the issuance and despite the volatility in debt markets caused by the rising concerns with European sovereign risks, Vale Euro 2018 has been performing well with increasing prices.

US GAAP	1Q10
Debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, went slightly down to 2.4x on March 31, 2010 from 2.5x on December 31, 2009.
The total debt/enterprise value(e) ratio was 13.4% on March 31, 2010, against 14.4% on December 31, 2009.
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment(f) ratio, went to 9.0x from 8.2x on December 31, 2009.
Considering hedge positions, 35% of total debt on March 31, 2010, was linked to floating interest rates and 65% to fixed interest rates, while 94% was denominated in US dollars and the remainder in other currencies
Table 7 — DEBT INDICATORS

US$ million	1Q09	4Q09	1Q10
Total debt	18,414	22,880	23,569
Net debt	6,200	11,840	12,433
Total debt / adjusted LTM EBITDA (x)	1.0	2.5	2.4
Adjusted LTM EBITDA / LTM interest expenses (x)	14.0	8.2	9.0
Total debt / EV (%)	25.1	14.4	13.4
• INVESTMENTS
• Organic growth
In the first quarter of 2010, Vale’s investments totaled US$ 2.158 billion, of which US$ 1.725 billion went to financing organic growth — US$ 1.540 billion for project development and US$ 185 million for R&D — and US$ 433 million for the support of existing operations. Investments were up 25.8% against those made in 1Q09.
Investments in R&D in 1Q10 involved US$ 59 million spent in the mineral exploration program, US$ 71 million in conceptual, pre-feasibility and feasibility studies for projects, and US$ 55 million to develop new processes, for technological innovations and the adaptation of technologies. We continued to invest in finding sources for the exploration of oil and gas, aiming to increase our production of such important raw materials. In 1Q10, we dedicated US$ 37 million of our R&D expenses to that segment.
In 1Q10, investments in the non-ferrous minerals business were US$ 624 million, while US$ 565 million was spent in the ferrous minerals business, US$ 471 million in logistics, US$ 206 million in coal, US$ 131 million in energy, including power generation and natural gas exploration, US$ 30 million in steel projects and US$ 130 million in corporate activities and other business segments.
At the end of 1Q10, the project Carajás Additional 20 Mtpy started up. Due to a debottlenecking and the development of operational flexibility, we were able to double the planned capacity of the Carajás Additional 10 Mtpy project, without increasing the average cost per metric ton, which remained slightly below US$ 29. The project fundamentally comprises the installation of five conveyor belts, eight dry screening systems in two beneficiation plants, two power substations and the repotentializing of three transporters.
In addition to its low capex cost, Carajás Additional 20 Mtpy will contribute to reducing operational costs and is an environmentally friendly project, as it will take trucks out of circulation, creating savings of 6.6 million liters of diesel oil per year and minimizing CO2 emissions.

US GAAP	1Q10
• Portfolio asset management
Our growth and sustainable value creation strategy encompasses a multilane road involving the development of a large and exciting pipeline of projects, strategic acquisitions of world-class assets and active portfolio asset management, which is a very important option to optimize capital allocation and focus management attention.
Over the last eighteen months we have been optimizing our portfolio through a series of transactions. In iron ore we have acquired Corumbá, a small high quality deposit of iron ore lumps, and Simandou, one of the best undeveloped iron ore deposits in the world, in terms of size and quality. Simandou, in particular, is a great new option for the expansion of our iron ore production, at low cost and with high quality products.
We started to build up a fertilizer business aiming to achieve global leadership in a few years, acquiring in 2009 potash projects in Argentina and Canada, and this year two world-class assets in Brazil, the Bunge phosphates operations for US$ 1.65 billion and 78.9% of Fosfertil, the largest producer of fertilizer nutrients in Brazil, for US$ 4.0 billion.
Despite our world-class bauxite and alumina assets, the lack of access to low-cost sources of power generation acts as a major barrier to the expansion of our primary aluminum production capacity, which is still small. Thus, after the sale of Valesul assets, we have entered into a value-adding transaction to transfer to Norsk Hydro ASA (Hydro) our stakes in aluminum smelting (Albras), alumina refining (Alunorte and CAP) and bauxite mining (Paragominas and mineral rights) for U$ 1.4 billion, the assumption by Hydro of US$ 700 million of net debt, and 22% of Hydro’s capital.
Vale has sold some small downstream nickel and manganese/ferroalloy assets and is taking steps to divest the kaolin assets (PPSA and CADAM).
Table 8 — TOTAL INVESTMENT BY CATEGORY

US$ million	1Q09%		4Q09%		1Q10%
Organic growth	1,303	76.0	2,232	73.2	1,725	79.9
Projects	1,121	65.4	1,923	63.1	1,540	71.4
R&D	182	10.6	309	10.1	185	8.6
Stay-in-business	411	24.0	817	26.8	433	20.1
Total	1,714	100.0	3,049	100.0	2,158	100.0
Table 9 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	1Q09%		4Q09%		1Q10%
Ferrous minerals	360	21.0	843	27.6	565	26.2
Non-ferrous minerals	726	42.4	983	32.3	624	28.9
Logistics	317	18.5	663	21.7	471	21.8
Coal	88	5.1	199	6.5	206	9.5
Power generation	87	5.1	203	6.7	131	6.1
Steel	64	3.7	26	0.9	30	1.4
Others	72	4.2	132	4.3	131	6.1
Total	1,714	100.0	3,049	100.0	2,158	100.0

US GAAP	1Q10
• Description of the main projects

		Budget
		US$ million
Business	Project	2010	Total	Status
Ferrous Minerals /Logistics	Carajás — Additional 30 Mtpy	480	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. Start-up planned for 1H12, depending on concession of environmental licenses.

	Vargem Grande — Itabiritos	162	1,259	This project in the Southern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Abóboras mine. Start-up expected for 2H13.

	Conceição Itabiritos	184	1,174	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H13.

	Carajás Serra Sul (mine S11D)	1,126	11,297	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 2H13, subject to obtaining the environmental licenses. The project is still subject to approval by the Board of Directors.

	Apolo	38	2,509	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H14. The project is still subject to approval by the Board of Directors.

	Oman	484	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start-up planned for 2H10.

	Tubarão VIII	122	636	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up scheduled for 2H12.

	Teluk Rubiah	98	900	It involves the construction of a maritime terminal that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in this first phase, and the possibility to expand it up to 90 million metric tons in the future. Start-up is planned for 1H13. The project is subject to approval by the Board of Directors.

US GAAP	1Q10

		Budget
		US$ million
Business	Project	2010	Total	Status
Non-Ferrous Minerals	Onça Puma	510	2,646	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Start-up expected for 2H10.

	Totten	146	362	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11.

	Long-Harbour	441	2,821	Nickel processing facility in the province of Newfoundland and Labrador, Canada, to produce 50,000 metric tons of finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, using the ore from the Ovoid mine in our Voisey’s Bay mining site. The start-up is scheduled for 1H13.

	Tres Valles	27	109	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Conclusion expected for 2H10.

	Salobo	600	1,808	The project will have a production capacity of 100,000 metric tons of copper in concentrate. Project implementation under way and civil engineering work has started. Conclusion of work scheduled for 2H11.

	Salobo expansion	66	1,025	The project will expand the Solobo mine annual production capacity from 100,000 to 200,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13.

	Konkola North	50	145	Located in the Zambian copper belt, this is an underground mine and will have an estimated nominal production capacity of 44,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. We will begin development in the second half of 2010, and the conclusion of the project, which is subject to Board approval, is targeted for 2013.

	Bayóvar	219	566	Open pit mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate rock. Project under implementation with conclusion scheduled for 2H10.

	Rio Colorado	304	4,118	The project includes the development of a mine with an initial nominal capacity of 2.4 Mtpy of potash - KCl, with potential for a future expansion to 4.35 Mtpy, construction of a railway spur of 350 km, port facilities and a power plant. Start-up is expected to take place in the 2H13. This project is subject to Board of Directors approval.

Coal	Moatize	595	1,322	This project is located in Mozambique and will have annual production capacity of 11 million tons, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Completion is scheduled for 1H11.

Energy	Estreito	186	703	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil. Has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

US GAAP	1Q10

		Budget
		US$ million
Business	Project	2010	Total	Status
	Karebbe	126	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 130 MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel and enabling the potential expansion to 90,000 tpy of nickel in matte. Work started and main equipment purchased. Scheduled to start-up in 2H11.

	Biofuels	55	407	Consortium with Biopalma to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. Vale’s stake in the consortium is 41%. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160,000 metric tons of biodiesel per year.
• PERFORMANCE OF THE BUSINESS SEGMENTS
• Ferrous minerals
Shipments of iron ore and pellets in 1Q10 reached 65.643 Mt, 4.0% below the previous quarter. Sales volumes of iron ore were 57.875 Mt, showing a 6.5% decrease compared to 4Q09, while pellets sales amounted to 7.768 Mt, increasing 19.5% against 4Q09 figures.
While pellets shipments grew driven by the increasing utilization of production capacity, the performance of iron ore suffered the negative influence of three factors: (a) seasonal low iron ore output; (b) lower discharge levels at Guaíba Island and Itaguaí maritime terminals, in the Brazilian state of Rio de Janeiro, due to the heavy rainy season, (c) stoppages in ship loading determined by maintenance of car dumpers and equipment related to the discharge at the Ponta da Madeira maritime terminal.
At the same time, as an outcome of the broad and strong rebound of global iron ore demand, a rebalancing of the composition of our sales by geography is taking place, with China’s share declining to 42.1% in 1Q10 from its peak level of 66.5% in 1Q09.
In the transition to full capacity operation, two iron ore mines — Jangada and Mar Azul — resumed production as well as Fábrica and São Luís pellet plants.
Revenues generated from the sale of iron ore amounted to US$ 3.748 billion, 8.4% higher than 4Q09. They were influenced by the average realized price of US$ 64.76 per metric ton, 15.9% higher than the price of US$ 55.86 in 4Q09. The price rise in 1Q10 is part of the transition to the new pricing regime described in the box “Iron ore pricing: towards a more efficient market”.
Revenues from pellet shipments were US$ 769 million, 61.6% above the 4Q09 figure. Average sales prices increased 35.2%, to US$ 99.00 per metric ton, from US$ 73.22.
It is worthwhile noting that reported revenues are net of the costs of maritime freight, meaning that prices of cost and freight (CFR) sales are comparable to average FOB prices. In 1Q10, Vale sold 11.8 million metric tons of iron ore and pellets on a CFR basis, against 6.8 million metric tons in 4Q09.
Volumes of manganese ore sold in 1Q10 reached 189,000 metric tons, with a 50.9% decrease over 4Q09, at 385,000 metric tons. Revenues from the sale of manganese reached US$ 58 million, from US$ 64 million in 4Q09, with an average realized price of US$ 306.88 per metric ton, from US$ 166.23.
Sales of ferroalloys amounted to 97,000 metric tons, above the 4Q09 sales volume of 64,000 metric tons. Ferroalloys sales produced revenues of US$ 131 million, against US$ 114 million.

US GAAP	1Q10
Average prices fell to US$ 1,350.52 from US$ 1,781.25 in 4Q09 due to a change in the sales mix, with a lower share of medium-carbon FeMn alloys (FeMnMC), which command much higher prices than ferrosilicon Mn alloys (FeSiMn) and high-carbon FeMn alloys (FeMnHC). In 1Q10, the spreads between market prices of FeMnMC alloys and FeSiMn or FeMnHC alloys almost doubled, widening to US$ 800 per metric ton from US$ 450 in 4Q09.
Sales of ferrous minerals products — iron ore, pellets, manganese and ferroalloys — produced a total revenue of US$ 4.722 billion in 1Q10, increasing 13.7% vis-à-vis US$ 4.154 billion in 4Q09.
The adjusted EBIT margin for the ferrous minerals business increased to 49.0% in 1Q10 in relation to 35.8% in 4Q09.
Adjusted EBITDA in 1Q10 reached US$ 2.687 billion, with 27.9% quarter-on-quarter increase. The increase of US$ 586 million was mainly caused by higher sales prices (US$ 661 million), lower COGS and SG&A expenses (US$ 173 million), these being partially counterbalanced by lower sales volumes (US$ 124 million) and the reduction in dividends received from non-consolidated affiliates in the ferrous minerals business (US$ 180 million).
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

’000 metric tons	1Q09%		4Q09%		1Q10%
Americas	3,752	7.2	10,965	16.0	10,853	16.5
Brazil	3,485	6.7	9,512	13.9	9,533	14.5
Steel mills and pig iron producers	3,485	6.7	8,526	12.5	—	—
JVs pellets	—	—	986	1.4	—	—
Others	267	0.5	1,453	2.1	1,320	2.0
Asia	42,772	82.1	42,917	62.7	40,303	61.4
China	34,631	66.5	30,316	44.3	27,626	42.1
Japan	4,247	8.2	8,342	12.2	8,446	12.9
South Korea	3,192	6.1	2,436	3.6	2,769	4.2
Others	702	1.3	1,823	2.7	1,462	2.2
Europe	5,000	9.6	12,502	18.3	12,841	19.6
Germany	1,748	3.4	4,484	6.6	4,534	6.9
United Kingdom	1,521	2.9	949	1.4	1,770	2.7
France	296	0.6	1,914	2.8	894	1.4
Belgium	44	0.1	631	0.9	446	0.7
Italy	658	1.3	2,129	3.1	1,797	2.7
Others	733	1.4	2,395	3.5	3,400	5.2
Rest of the World	576	1.1	2,026	3.0	1,646	2.5
Total	52,100	100.0	68,410	100.0	65,643	100.0
OPERATING REVENUE BY PRODUCT

US$ million	1Q09	4Q09	1Q10
Iron ore	3,129	3,458	3,748
Pellet plant operation services	4	7	5
Pellets	269	476	769
Manganese ore	15	64	58
Ferroalloys	77	114	131
Others	11	36	11
Total	3,505	4,154	4,722

US GAAP	1Q10

AVERAGE SALE PRICE

US$/ metric ton	1Q09	4Q09	1Q10
Iron ore	62.79	55.86	64.76
Pellets	118.45	73.22	99.00
Manganese ore	250.00	166.23	306.88
Ferroalloys	1,452.83	1,781.25	1,350.52
VOLUME SOLD

’000 metric tons	1Q09	4Q09	1Q10
Iron ore	49,829	61,909	57,875
Pellets	2,271	6,501	7,768
Manganese ore	60	385	189
Ferroalloys	53	64	97
SELECTED FINANCIAL INDICATORS

	1Q09	4Q09	1Q10
Adjusted EBIT margin (%)	56.5	35.8	49.0
Adjusted EBITDA (US$ million)	2,212	2,101	2,687
• Non-ferrous minerals
The performance of the non-ferrous minerals business continued to be negatively affected by the strike at the Sudbury and Voisey Bay operations.
Total revenues from non-ferrous minerals reached US$ 1.635 billion in 1Q10, decreasing US$ 212 million relatively to 4Q09. The effect of higher prices — US$ 117 million — was more than offset by the decline in sales volumes, US$ 329 million.
Vale is proceeding with the plans to increase output at its strike-bound operations. We have resumed production at the Voisey Bay Ovoid mine and at the mill, which supplies nickel concentrates to our operations in Thompson and Sudbury. The Voisey Bay site is currently operating on a two-week on, two-week off campaign basis. At Sudbury, we are operating the Coleman and Garson mines, the Clarabelle processing mill and one furnace of the Copper Cliff smelter to produce nickel oxide matte for the 40,000 metric tons Clydach refinery.
Nickel sales produced revenues of US$ 687 million in 1Q10, against US$ 741 million in 4Q09. Lower volumes were responsible for a reduction of US$ 141 million, while higher sales prices caused an increase of US$ 87 million. Average nickel sales prices were US$ 20,147 per metric ton, versus US$ 17,951 in 4Q09.
Total shipments of finished nickel reached 34,000 metric tons in 1Q10, decreasing by 17.1% against 4Q09 since we had lower inventories available. Sales to Asia amounted to 27,000 metric tons, representing 78.0% of the total volume, rising from 73.7% in the previous quarter. North America was responsible for 16.7%, and Europe 5.3%.
Revenues from sales of bauxite, alumina and aluminum amounted to US$ 599 million, 2.1% lower than in 4Q09. This was caused by lower shipments, which more than offset the effect of a sales prices increase of US$ 44 million.
The average sales price of aluminum was US$ 2,263 per metric ton in 1Q10 against US$ 1,977 per metric ton in the previous quarter. The price of alumina, which is mostly indexed to the metal price, rose to US$ 280.27 per metric ton from US$ 270.46 in 4Q09.

US GAAP	1Q10
In 1Q10, we shipped 106,000 metric tons of primary aluminum4 — vs. 121,000 tons in 4Q09 — and 1.181 Mt — vs. 1.283 Mt in 4Q09 — of alumina. In addition to the variations resulting from the shipment program, the Albras smelter suffered some brief stoppages caused by energy issues.
Copper revenues came to US$ 227 million, compared with US$ 328 million in 4Q09. Both lower volumes sold (to 33,000 from 46,000 metric tons in 4Q09) and lower average realized price (US$ 6,882 in 1Q10 versus US$ 7,126 per metric ton in 4Q09) contributed to that performance.
Due to the sharp fall in production and sales, revenues from the sale of PGMs and cobalt amounted to US$ 1 million and US$ 5 million, respectively.
Shipments of potash produced revenues of US$ 65 million, against US$ 108 million in the previous quarter. Lower sales volumes — 157,000 in 1Q10 vis-à-vis 266,000 metric tons in 4Q09 — reflected the output decrease determined by the lower mined ore grade. Average realized prices in the quarter came in at US$ 414.01 per metric ton, 3.5% higher than in the previous quarter.
In 1Q10, kaolin revenues amounted to US$ 44 million, compared to US$ 48 million in 4Q09, driven by lower sales volumes, since the average released price came in at US$ 235.29 per metric ton, 9.8% above the previous quarter.
The EBIT margin of the non-ferrous minerals business remained negative, coming to -5.1%, from -5.8% in 4Q09. The influence of the idle capacity in our nickel operations continued to undermine the segment’s performance.
Adjusted EBITDA for non-ferrous minerals totaled US$ 299 million in 1Q10 versus US$ 338 million in 4Q09.
The smaller volumes shipped caused a negative impact of US$ 238 million in the business adjusted EBITDA, being partially compensated for higher sales prices (US$ 117 million), lower costs of inputs (US$ 107 million) and the effect of exchange rate variations on our costs (US$ 19 million).
Table 11 — NON-FERROUS MINERALS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	1Q09	4Q09	1Q10
Nickel	639	741	687
Copper	236	328	227
Kaolin	39	48	44
Potash	65	108	65
PGMs	53	1	1
Precious metals	29	3	8
Cobalt	13	6	5
Aluminum	194	261	262
Alumina	245	347	331
Bauxite	2	4	6
Total	1,515	1,847	1,635

[4]	Since 2Q09 data for volumes of aluminum sales include aluminum billets produced by Valesul in addition to aluminum ingots (primary aluminum) produced by our aluminum smelter, Albras.

US GAAP	1Q10
AVERAGE SALE PRICE

US$/ metric ton	1Q09	4Q09	1Q10
Nickel	10,776.51	17,951.51	20,146.63
Copper	3,566.36	7,125.97	6,881.85
Kaolin	217.88	214.29	235.29
Potash	619.05	406.02	414.01
Platinum (US$/oz)	1,020.56	998.21	—
Cobalt (US$/lb)	9.27	13.21	15.06
Aluminum	1,519.69	1,976.92	2,263.16
Alumina	194.91	270.46	280.27
Bauxite	40.82	33.61	30.61
VOLUME SOLD

’000 metric tons	1Q09	4Q09	1Q10
Nickel	59	41	34
Copper	66	46	33
Kaolin	179	224	187
Potash	105	266	157
Precious metals (oz)	710	31	4
PGMs (oz)	92	2	—
Cobalt (metric ton)	636	206	151
Aluminum	127	130	114
Alumina	1,257	1,283	1,181
Bauxite	49	119	196
SELECTED FINANCIAL INDICATORS

	1Q09	4Q09	1Q10
Adjusted EBIT margin (%)	(17.2)	(5.8)	(5.1)
Adjusted EBITDA (US$ million)	155.0	338.0	299.0
• Coal
Revenues from sales of coal products reached US$ 127 million in 1Q10, slightly below the 4Q09 figure of US$ 137 million. US$ 62 million originated from thermal coal and US$ 65 million from metallurgical coal.
In 1Q10 total coal shipments reached 1.536 million metric tons, 17.9% lower than in the previous quarter, at 1.871 million metric tons. Coal shipments in 1Q10 were comprised of 912,000 metric tons of thermal coal — vs. 1.124 Mt in 4Q09 — and 624,000 metric tons of metallurgical coal — vs. 747,000 in 4Q09.
The average sale price of metallurgical coal in 1Q10 was US$ 103.08 per metric ton, showing an increase of 6.6% over 4Q09, and the average sale price of thermal coal was US$ 67.98 per metric ton against US$ 57.47 in the previous quarter.
Table 12 — COAL BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	1Q09	4Q09	1Q10
Thermal coal	35	65	62
Metallurgical coal	99	72	65
Total	134	137	127
AVERAGE SALE PRICE

US$/ metric ton	1Q09	4Q09	1Q10
Thermal coal	80.41	57.47	67.98
Metallurgical coal	182.01	96.67	103.08

US GAAP	1Q10
VOLUME SOLD

’000 metric tons	1Q09	4Q09	1Q10
Thermal coal	430	1,124	912
Metallurgical coal	546	747	624
SELECTED FINANCIAL INDICATORS

	1Q09	4Q09	1Q10
Adjusted EBIT margin (%)	20.1	(51.1)	(38.6)
Adjusted EBITDA (US$ million)	43.0	(28.0)	(27.0)
• Logistics services
Revenues stemming from logistics services were US$ 311 million in 1Q10, against US$ 304 million in 4Q09.
Revenues from rail transportation of general cargo were US$ 236 million and port services generated US$ 75 million, vis-à-vis US$ 218 million and US$ 86 million in 4Q09, respectively.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — carried 5.605 billion ntk5 of general cargo for clients in 1Q10, against 4.815 billion ntk in 4Q09. The increase was mainly driven by the rise in transportation of agricultural products and steel industry inputs and products, of 16.6% and 13.2%, respectively.
The main cargoes carried by our railroads in 1Q10 were agricultural products (39.2%), steel industry inputs and products (38.4%), fuels (7.5%), building materials and forestry products (5.2%) and others (9.7%).
Our ports and maritime terminals handled 4.622 million metric tons of general cargo, against 6.108 million in the previous quarter.
There was an improvement of the operational margin in 1Q10, when the adjusted EBIT margin rose to 5.3%, from zero in 4Q09.
Adjusted EBITDA reached US$ 60 million in 1Q10, compared to US$ 57 million in 4Q09, mainly as a result of higher volumes.
Table 13 — LOGISTICS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	1Q09	4Q09	1Q10
Railroads	157	218	236
Ports	42	86	75
Total	199	304	311
VOLUME SOLD

’000 metric tons	1Q09	4Q09	1Q10
Railroads (million ntk)	5,049	4,815	5,605
SELECTED FINANCIAL INDICATORS

	1Q09	4Q09	1Q10
Adjusted EBIT margin (%)	(8.2)	0	5.3
Adjusted EBITDA (US$ million)	29.0	57.0	60.0

[5]	Ntk=net ton kilometers

US GAAP	1Q10
• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
• CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on May 6, 2010, at 11:00 am Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 p.m. Greenwich Mean Time (GMT). To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/Investors. A recording will be available on Vale’s website for 90 days from May 6, 2010.

US GAAP	1Q10
IFRS – RECONCILIATION WITH USGAAP
Since December 2007, significant modifications have been made to Brazilian GAAP as part of a convergence project with International Financial Reporting Standards (IFRS). Starting with the 2010 full year financial statements, the convergence will be completed and therefore the IFRS will be the accounting standards adopted in Brazil. During the intermediate quarters of 2010, we will be adopting all pronouncements issued by the Brazilian Accounting Practice Committee (CPC), which are in conformity with the IFRS.
1Q10 net income reconciliation between Brazilian rules (in conformity with the IFRS) and USGAAP are as follows:
NET INCOME RECONCILIATION

US$ million	1Q10
Net income CPC / IFRS	1,605
Depletion of assets on business acquired	(42)
Income tax	(3)
Pension plan	47
Provision for losses on sale of assets	(18)
Other adjustments	15
Net income USGAAP	1,604
Depletion of assets on business acquired: Refers to additional depletion of the adjustments to fair value of property, plant and equipment on business acquired before the new rules issued by CPC regarding business combinations. This difference will cease by the end of the useful lives of the assets.
Pension Plan: This adjustment reflects the return accrued of overfunded plans, not recognized under the IFRS.
Provision for losses on sale of assets: Difference of provision for losses resulting from the available for sale assets adjustments among standards.
Other adjustments: Refers basically to present value adjustment of interests on mandatorily convertible notes and difference on depreciation derived by different assets basis.
Income tax: Income tax related to the previously described adjustments.

US GAAP	1Q10
• ANNEX 1 — FINANCIAL STATEMENTS
Table 14 — INCOME STATEMENTS

US$ million	1Q09	4Q09	1Q10
Gross operating revenues	5,421	6,541	6,848
Taxes	(97)	(208)	(244)
Net operating revenue	5,324	6,333	6,604
Cost of goods sold	(2,900)	(3,995)	(3,539)
Gross profit	2,424	2,338	3,065
Gross margin (%)	45.5	36.9	46.4
Selling, general and administrative expenses	(233)	(378)	(293)
Research and development expenses	(189)	(296)	(172)
Others	(317)	(561)	(538)
Operating profit	1,685	1,103	2,062
Financial revenues	125	65	48
Financial expenses	(287)	(548)	(465)
Gains (losses) on derivatives, net	18	296	(230)
Monetary variation	16	17	(30)
Gains on sale of affiliates	—	(190)	—
Discontinued operations, net of tax	—	—	(145)
Tax and social contribution (Current)	(477)	583	(249)
Tax and social contribution (Deferred)	171	173	488
Equity income and provision for losses	72	71	96
Minority shareholding participation	40	(51)	29
Net earnings	1,363	1,519	1,604
Earnings per share (US$)	0.26	0.29	0.31
Diluted earnings per share (US$)	0.26	0.28	0.30
Table 15 — FINANCIAL RESULTS

US$ million	1Q09	4Q09	1Q10
Gross interest	(239)	(236)	(233)
Debt with third parties	(236)	(236)	(233)
Debt with related parties	(3)	—	—
Tax and labour contingencies	(16)	(33)	(39)
Others	(32)	(279)	(193)
Financial expenses	(287)	(548)	(465)
Financial income	125	65	48
Derivatives	18	296	(230)
Exchange and monetary gain (losses), net	16	17	(30)
Financial result, net	(128)	(170)	(677)
Table 16 — EQUITY INCOME BY BUSINESS SEGMENT

US$ million	1Q09%		4Q09%		1Q10%
Ferrous minerals	51	70.8	39	54.9	58	60.4
Non-ferrous minerals	—	—	(39)	(54.9)	6	6.3
Logistics	21	29.2	65	91.5	12	12.5
Coal	11	15.3	14	19.7	18	18.8
Steel	(11)	(15.3)	(8)	(11.3)	2	2.1
Others	—	—	—	—	—	—
Total	72	100.0	71	100.0	96	100.0

US GAAP	1Q10
Table 17 — BALANCE SHEET

US$ million	3/31/2009	12/31/2009	3/31/2010
Assets
Current	22,033	21,294	22,812
Long-term	5,189	7,590	7,767
Fixed	54,508	73,395	73,761
Total	81,730	102,279	104,340
Liabilities
Current	6,924	9,181	10,090
Long term	28,894	33,332	33,242
Shareholders’ equity	45,912	59,766	61,008
Paid-up capital	24,231	24,250	24,250
Reserves	17,727	29,882	31,171
Non controlling interest	2,085	2,831	2,784
Mandatory convertible notes	1,869	2,803	2,803
Total	81,730	102,279	104,340

US GAAP	1Q10
Table 18 — CASH FLOW

US$ million	1Q09	4Q09	1Q10
Cash flows from operating activities:
Net income	1,323	1,570	1,575
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	559	799	743
Dividends received	37	243	50
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(72)	(71)	(96)
Deferred income taxes	(171)	(173)	(488)
Loss on sale of property, plant and equipment	41	113	98
Gain on sale of investment	—	190	—
Discontinued operations	—	—	145
Exchange and monetary losses	(57)	(37)	(59)
Net unrealized derivative losses	(18)	(248)	243
Net interest payable	3	2	18
Others	(16)	(5)	118
Decrease (increase) in assets:
Accounts receivable	391	327	(777)
Inventories	119	(128)	(258)
Recoverable taxes	(104)	(791)	48
Others	(77)	(277)	125
Increase (decrease) in liabilities:
Suppliers	(103)	559	112
Payroll and related charges	(139)	108	(277)
Income tax	216	(696)	(46)
Others	233	(74)	132
Net cash provided by operating activities	2,165	1,411	1,406
Cash flows from investing activities:
Short term investments	(909)	815	3,735
Loans and advances receivable	(12)	(18)	(33)
Guarantees and deposits	(19)	(55)	(116)
Additions to investments	(138)	(806)	(28)
Additions to property, plant and equipment	(1,688)	(2,755)	(1,817)
Proceeds from disposals of investment	—	158	—
Net cash used to acquire subsidiaries	(850)	—	—
Net cash used in investing activities	(3,616)	(2,661)	1,741
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	29	(56)	(17)
Loans	(68)	1	9
Long-term debt	185	1,537	1,059
Repayment of long-term debt	(110)	(48)	(250)
Treasury stock	(10)	—	—
Interest attributed to shareholders	—	(1,469)	—
Dividends to minority interest	—	(47)	(1)
Net cash used in financing activities	26	(82)	800
Increase (decrease) in cash and cash equivalents	(1,425)	(1,332)	3,947
Effect of exchange rate changes on cash and cash equivalents	91	167	(116)
Cash and cash equivalents, beginning of period	10,331	8,458	7,293
Cash and cash equivalents, end of period	8,997	7,293	11,124
Cash paid during the period for:
Interest on short-term debt	—	—	(1)
Interest on long-term debt	(277)	(289)	(243)
Income tax	(143)	(973)	(127)
Interest capitalized	65	77	46

US GAAP	1Q10
• ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 19 — VOLUME SOLD — MINERALS AND METALS

‘000 metric tons	1Q09	4Q09	1Q10
Iron ore	49,829	61,909	57,875
Pellets	2,271	6,501	7,768
Manganese ore	60	385	189
Ferroalloys	53	64	97
Nickel	59	41	34
Copper	66	46	33
Kaolin	179	224	187
Potash	105	266	157
Precious metals (oz)	710	31	4
PGMs (oz)	92	2	—
Cobalt (metric ton)	636	206	151
Aluminum	127	130	114
Alumina	1,257	1,283	1,181
Bauxite	49	119	196
Thermal coal	430	1,124	912
Metallurgical coal	546	747	624
Railroads (million ntk)	5,049	4,815	5,605
Table 20 — AVERAGE SALE PRICES

US$/ton	1Q09	4Q09	1Q10
Iron ore	62.79	55.86	64.76
Pellets	118.45	73.22	99.00
Manganese ore	250.00	166.23	306.88
Ferroalloys	1,452.83	1,781.25	1,350.52
Nickel	10,776.51	17,951.51	20,146.63
Copper	3,566.36	7,125.97	6,881.85
Kaolin	217.88	214.29	235.29
Potash	619.05	406.02	414.01
Platinum (US$/oz)	1,020.56	998.21	—
Cobalt (US$/lb)	9.27	13.21	15.06
Aluminum	1,519.69	1,976.92	2,263.16
Alumina	194.91	270.46	280.27
Bauxite	40.82	33.61	30.61
Thermal coal	80.41	57.47	67.98
Metallurgical coal	182.01	96.67	103.08
Table 21 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)

%	1Q09	4Q09	1Q10
Ferrous minerals	56.5	35.8	49.0
Non-ferrous minerals	(17.2)	(5.8)	(5.1)
Logistics	(8.2)	—	5.3
Coal	20.1	(51.1)	(38.6)
Total	31.6	17.4	31.2
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	1Q09	4Q09	1Q10
Ferrous minerals	2,212	2,101	2,687
Non-ferrous minerals	155	338	299
Logistics	29	57	60
Coal	43	(28)	(27)
Others	(158)	(323)	(164)
Total	2,281	2,145	2,855

US GAAP	1Q10
• ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT

US$ million	1Q09	4Q09	1Q10
Net operating revenues	5,324	6,333	6,604
COGS	(2,900)	(3,995)	(3,539)
SG&A	(233)	(378)	(293)
Research and development	(189)	(296)	(172)
Other operational expenses	(317)	(561)	(538)
Adjusted EBIT	1,685	1,103	2,062
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	1Q09	4Q09	1Q10
Operational cash flow	2,165	1,411	1,406
Income tax	477	(583)	249
FX and monetary losses	41	20	89
Financial expenses	141	185	629
Net working capital	(514)	972	941
Other	(29)	140	(459)
Adjusted EBITDA	2,281	2,145	2,855
(c) Net debt
RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	1Q09	4Q09	1Q10
Total debt	18,414	22,880	23,569
Cash and cash equivalents	12,214	11,040	11,136
Net debt	6,200	11,840	12,433
(d) Total debt / LTM Adjusted EBITDA

US$ million	1Q09	4Q09	1Q10
Total debt / LTM Adjusted EBITDA (x)	1.0	2.5	2.4
Total debt / LTM operational cash flow (x)	1.0	3.2	3.8
(e) Total debt / Enterprise value

US$ million	1Q09	4Q09	1Q10
Total debt / EV (%)	25.12	14.42	13.41
Total debt / total assets (%)	22.53	22.37	22.55
Enterprise value = Market capitalization + Net debt
(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	1Q09	4Q09	1Q10
LTM adjusted EBITDA / LTM interest payments (x)	13.96	8.23	9.01
LTM operational profit / LTM interest payments (x)	11.49	5.44	5.95

US GAAP	1Q10
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

US GAAP	1Q10
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: May 5, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations